IBEX Holdings Limited
Crawford House
50 Cedar Avenue
Hamilton HM11, Bermuda

December 20, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Katherine Wray

Re:	IBEX Holdings Limited

Registration Statement on Form F-1

File No. 333-223184

Dear Ms. Wray:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), IBEX Holdings Limited, an exempted company with limited liability organized under the laws of Bermuda (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-1 (File No. 333-223184), together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was initially filed with the Commission on February 23, 2018, and was amended on March 19, 2018, March 26, 2018 and March 28, 2018.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement in calendar year 2018.

The Company confirms that the Registration Statement has not been declared effective by the Commission and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

In addition, the Company requests that its registration statement on Form 8-A (File No. 001-38442), filed with the Commission on March 26, 2018, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company also requests that its confidential treatment application be withdrawn as of the date hereof or at the earliest practicable date hereafter and requests the return of all materials submitted to the Commission with respect to such application. Please return these materials to DLA Piper LLP (US), Attn: David C. Schwartz, 51 John F. Kennedy Parkway, Suite 120, Short Hills, NJ 07078.

Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at IBEX Holdings Limited, Attn: General Counsel, 1700 Pennsylvania Avenue NW, Suite 560, Washington, DC 20006, with a copy to the Company’s counsel, DLA Piper LLP (US), Attn: David C. Schwartz, 51 John F. Kennedy Parkway, Suite 120, Short Hills, NJ 07078, facsimile number (973) 520-2575.

Please contact David C. Schwartz, Esq. of DLA Piper LLP (US) with any questions or comments at (973) 520-2555.

IBEX HOLDINGS LIMITED

By:	/s/ Mohammed Khaishgi
Mohammed Khaishgi
Chief Executive Officer and Chairman